                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                COASTCAST CORP.
                             ---------------------
                               (Name of Issuer)

                     SHARES OF COMMON STOCK, NO PAR VALUE
                     ------------------------------------
                        (Title of Class of Securities)

                                  19057T 10 8
                                (CUSIP Number)


                               JONATHAN VANNINI
                               ----------------
                                828 Irwin Drive
                                ---------------
                            Hillsborough, CA  94010
                            -----------------------
                                (650) 347-1800
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                           Bernard J. Cassidy, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 493-9300

                                 July 10, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------
CUSIP NO. 19057T 10 8
---------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JONATHAN VANNINI
---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                                     (b) [_]
---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF
---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
---------------------------------------------------------------------------------------------------------
                                                 7  SOLE VOTING POWER
                                                    600,000

  NUMBER OF                           -------------------------------------------------------------------
    SHARES                                       8  SHARED VOTING POWER
 BENEFICIALLY                                       0
   OWNED BY                           -------------------------------------------------------------------
     EACH                                        9  SOLE DISPOSITIVE POWER
  REPORTING                                         600,000
    PERSON                            -------------------------------------------------------------------
     WITH                                       10  SHARED DISPOSITIVE POWER
                                                    0
---------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                600,000
---------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
---------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.66%
---------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
CUSIP NO. 19057T 10 8
---------------------



ITEM 1.   SECURITY AND ISSUER.

          Securities acquired:          Shares of common stock, no par value per
                                        share ("Common Stock")

          Issuer:                       CoastCast Corp.
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan Vannini (the "Purchaser").

          The business address of the Purchaser is 828 Irwin Drive, Hillsborough, California 94010. The Purchaser's principal business is that of a private investor. The Purchaser is a citizen of the United States.

          The Purchaser has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          As of July 17, 1998, the Purchaser invested approximately $9,900,000 in shares of Common Stock of CoastCast Corp. (the "Issuer") as described below in Item 5. The source of these funds was the Purchaser's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Purchaser acquired shares of the Issuer's Common Stock as an investment in order (a) to obtain an equity position in the Issuer whose Common Stock the Purchaser believes to be presently undervalued, and (b) to maximize the value of that investment. The Purchaser believes that such undervaluation of the Issuer's Common Stock is in part a result of certain policies and practices of the Issuer's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the Issuer's board of directors.

          The Purchaser has a present intention to influence control of the Issuer. The Purchaser reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent

---------------------
CUSIP NO. 19057T 10 8
---------------------


          deemed advisable in light of his general investment and trading policies, market conditions, or other factors. The Purchaser plans to exercise influence in order to change the compensation and/or membership of the present board of directors. The Purchaser plans to exercise influence in order to persuade the Issuer to adopt a stock repurchase program. The Purchaser plans to contact the Issuer and/or other shareholders regarding these and other potential strategies to increase shareholder value.

          Other than as described above, the Purchaser has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of April 30, 1998, and according to the Issuer's most recent Quarterly Report on Form 10-Q, there were issued and outstanding 9,003,598 shares of Common Stock. As of the date hereof, the Purchaser has beneficial ownership of 600,000 such shares, representing approximately 6.66% of the Common Stock of the Issuer.

---------------------
CUSIP NO. 19057T 10 8
---------------------


               (b) The Purchaser has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 600,000 shares of Common Stock of the Issuer.

               (c) The transactions in the Issuer's securities by the Purchaser during the last sixty days are listed as Annex A attached hereto and made apart hereof.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Not Applicable.



                                    ANNEX A

TRANSACTION DATE    BUY/SELL       QUANTITY (SHARES)    PRICE PER SHARE ($)
June 2, 1998          Buy               25,000               $17.42
June 3, 1998          Buy                4,100               $17.40
June 4, 1998          Buy                4,600               $17.48
June 11, 1998         Buy               15,000               $16.87
June 12, 1998         Buy               22,500               $16.93
June 16, 1998         Buy               40,200               $16.52
June 17, 1998         Buy                1,000               $17.12
June 17, 1998         Buy                  500               $17.31
June 17, 1998         Buy                8,300               $17.37
June 18, 1998         Buy               42,000               $17.64
June 19, 1998         Buy                8,000               $17.62
June 24, 1998         Buy               35,000               $17.24
June 25, 1998         Buy                  600               $17.25
June 29, 1998         Buy                4,100               $17.50
June 30, 1998         Buy               18,700               $17.88
July 8, 1998          Buy               41,600               $18.50
July 10, 1998         Buy               40,000               $18.37
July 10, 1998         Buy               30,000               $18.37
July 14, 1998         Buy               24,000               $18.68
July 15, 1998         Buy                3,000               $17.37
July 15, 1998         Buy                3,000               $17.62
July 17, 1998         Buy               40,000               $16.56
July 17, 1998         Buy               35,000               $16.44
July 17, 1998         Buy               25,000               $16.38


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 17, 1998


                                        /s/ Jonathan Vannini
                                    By:_____________________________
                                        Jonathan Vannini